UNITED STATES

SECURITIES AND EXCHANGE COMMISION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  0-29207

FLAG Telecom Group Limited

(Exact name of registrant as specified in its charter)

9 South Street

London W1K 2XA

United Kingdom
+44 20 7317 0800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, par value $1.00 per share

 (Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) of 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a) (1) (i)	☒	Rule 12h-3(b) (1) (i)	☐
Rule 12g-4(a) (1) (ii)	☐	Rule 12h-3(b) (1) (ii)	☐
Rule 12g-4(a) (2) (i)	☐	Rule 12h-3(b) (2) (i)	☐
Rule 12g-4(a) (2) (ii)	☐	Rule 12h-3(b) (2) (ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 20

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, FLAG Telecom Group Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

FLAG TELECOM GROUP LIMITED

Date: December 4, 2003	By:	/s/ Kees van Ophem
Kees van Ophem
General Counsel